Exhibit 11

SELECTIVE INSURANCE GROUP, INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE

First Quarter 2019	Income (Numerator)	Shares (Denominator)	Per Share Amount
(in thousands, except per share amounts)
Basic Earnings Per Share ("EPS"):
Net income available to common stockholders	$61,348	59,252	$1.04

Effect of dilutive securities:
Stock compensation plans	—	624

Diluted EPS:
Net income available to common stockholders	$61,348	59,876	$1.02

First Quarter 2018	Income (Numerator)	Shares (Denominator)	Per Share Amount
(in thousands, except per share amounts)
Basic EPS:
Net income available to common stockholders	$18,925	58,805	$0.32

Effect of dilutive securities:
Stock compensation plans	—	758

Diluted EPS:
Net income available to common stockholders	$18,925	59,563	$0.32